17008915

ISSION SEC Mail Processing Section

MAR 01 2017

Washington DC 416

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-69482

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KENMAR SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

680 Fifth Avenue, Suite 1901
(No. and Street)

New York (City) N.Y. (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT C. COX (212) 596-3339
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur F. Bell Jr. & Associates, LLC
(Name – *if individual, state last, first, middle name*)

201 International Circle, Suite 400 (Address) Hunt Valley (City) Maryland (State) 21030 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT C. COX, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KENMAR SECURITIES, llc, as of DECEMBER 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF COMPLIANCE OFFICER

Title

Notary Public

MARY V MCKINLEY
NOTARY PUBLIC-STATE OF NEW YORK
No. 01MC6345205
Qualified In Orange County
My Commission Expires 07-18-20[illegible]

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KENMAR SECURITIES, LLC

TABLE OF CONTENTS

FOR THE YEAR ENDED DECEMBER 31, 2016

ARTHUR BELL
TESTED AND TRUSTED

201 International Circle, Suite 400
Hunt Valley, Maryland 21030
www.arthurbellcpas.com

Toll Free: 855.787.0001
Telephone: 410.771.0001
Fax: 410.785.9784

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Kenmar Securities, LLC

We have audited the accompanying statement of financial condition of Kenmar Securities, LLC (the Company) as of December 31, 2016, and the related statements of operations, changes in member's capital and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kenmar Securities, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information contained on page 9, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R § 240.17a-5. In our opinion, the supplementary information on page 9 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Arthur F. Bell, Jr. & Associates, L.L.C.

Hunt Valley, Maryland
February 24, 2017

KENMAR SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

ASSETS		
Cash	$	35,822
Introductory fees receivable		2,454
Prepaid expenses		18,149
Securities owned		20,136
Other assets		171
Total assets	$	76,732
LIABILITIES		
Commissions payable	$	2,834
Due to affiliate		5,610
Accrued expenses		11,680
Total liabilities		20,124
MEMBER'S CAPITAL		
Member's Capital		56,608
Total liabilities and member's capital	$	76,732

See accompanying notes.

KENMAR SECURITIES, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2016

REVENUE		
Sales commissions and introductory fees	$	503,057
Change in unrealized gain on securities owned		2,685
Interest and dividend income		318
Total revenue		506,060
EXPENSES		
Commissions		359,768
Regulatory and license fees		24,271
Professional fees		43,270
Other expenses		29,924
Total expenses		457,233
NET INCOME	$	48,827

See accompanying notes.

KENMAR SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2016

	Member's Capital
Balances at December 31, 2015	$ 97,781
Net income for the year ended December 31, 2016	48,827
Cash distributions	(90,000)
Balances at December 31, 2016	$ 56,608

See accompanying notes.

KENMAR SECURITIES, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2016

Cash flows from (for) operating activities:	
Net income	$ 48,827
Adjustments to reconcile net income to net cash from operating activities:	
Changes in assets and liabilities:	
Decrease in receivables	12,546
Decrease in other assets	1,364
Decrease in accrued expenses	(8,474)
Increase in prepaid expenses	(4,534)
Increase in due to Affiliate	5,610
Decrease in commissions payable	(11,805)
Change in unrealized gain on securities owned	(2,685)
Net cash from operating activities	40,849
Cash flows (for) financing activities	
Capital distributions	(90,000)
Net decrease in cash	(49,151)
Cash, beginning of year	84,973
Cash, end of year	$ 35,822

See accompanying notes.

Note 1. GENERAL DESCRIPTION OF THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES

A. General

Kenmar Securities, LLC (the "Company") is a Delaware limited liability company, and the sole member of the Company is Kenmar Olympia, LLC.

The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is in the business of offering and selling securities of commodity pools operated by affiliated companies and introducing and referring investors to affiliated and unaffiliated managers and other private placements. The Company does not carry customer accounts, hold funds or securities for, or owe money to, customers.

B. Method of Reporting

The Company's financial statements are presented in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The Financial Accounting Standards Board Accounting Standards Codification (the Codification) is the single source of U.S. GAAP. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates, and such differences may be material to the financial statements.

C. Cash

The Company maintains its cash with Wells Fargo. In the event of the financial institution's insolvency, the Company's recovery of the cash balance on deposit may be limited to account insurance or other protection afforded such deposits.

D. Revenue Recognition

Commission and fee revenue is recognized as income when earned in accordance with the terms of the applicable agreement.

E. Securities Owned

The Company holds shares of Nasdaq Inc. stock and values the stock at the last reported sales price on the valuation date. Any change in net unrealized gain or loss from the preceding period is reported in the statement of operations. Dividends are recorded on the ex-dividend date.

Note 1. GENERAL DESCRIPTION OF THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

F. Income Taxes

The Company as a Single Member LLC is a disregarded entity for tax purposes, pursuant to which the Company does not pay U.S. corporate or state income tax on its taxable income. Accordingly, the Company does not provide for income tax expense or income tax liability on its net income.

The Company applies the provisions of Codification Topic 740, *Income Taxes*, which prescribe the minimum recognition threshold a tax position must meet in connection with accounting for uncertainties in income tax positions taken or expected to be taken by an entity before being measured and recognized in the financial statements. This accounting standard requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's financial statements to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions with respect to tax at the Company level not deemed to meet the "more-likely-than-not" threshold would be recorded as an expense in the current year. The Company has elected an accounting policy to classify interest and penalties, if any, as interest expense. The Company has concluded that there is no tax expense or interest expense related to uncertainties in income tax positions for the year ended December 31, 2016. The 2013 through 2016 tax years generally remain subject to examination by U.S. federal and most state tax authorities.

G. Allocation of Income and Loss

The Company's income or loss is allocated to the sole member of the Company.

Note 2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and also requires that the Company maintain minimum net capital of $5,000. At December 31, 2016, the Company had adjusted net capital of $30,331 which was in excess of its required net capital by $25,331. The Company's ratio of aggregate indebtedness to net capital was .6635 to 1.

Note 3. SALES COMMISSIONS AND INTRODUCTORY FEES

The Company acts as the Selling Agent for World Monitor Trust III (the "Trust"). The Managing Owner of the Trust is Kenmar Preferred Investments, LLC, ("Preferred"), an affiliate of the Company. The Company receives from the Trust a monthly sales commission equal to 1/12 of 1% (1% annually) of the Net Asset Value of the outstanding units as of the beginning of each month. Sales commissions earned by the Company were $99,734 for the year ended December 31, 2016, of which $0 remains receivable as of December 31, 2016.

The Company has entered into several introduction agreements with private placement issuers where the Company agreed to seek to introduce or refer prospective clients to such private placement issuers in return for a fixed retainer amount and or a percentage of any fees earned resulting from the introductions. The Company earned introductory fees of $403,323 ($42,415 net of payments to registered representatives) pursuant to these agreements during the year ended December 31, 2016 of which $2,454 remains receivable as of December 31, 2016.

Note 4. RELATED PARTY TRANSACTIONS

The Company has selling agreements with affiliated commodity pools pursuant to which the Company eams selling agent fees. The Company did not receive any selling agent fees pursuant to such agreements during the year ended December 31, 2016.

The Company has a Services, Space Sharing and Expense Agreement ("Expense Agreement") with Kenmar Olympia, LLC ("KOL"). Under the terms of such Expense Agreement, KOL agreed to make available to the Company Support Services and Support Personnel (as defined in the agreement). KOL pays the associated costs of the Support Personnel and any related Support Services costs including but not limited to salaries and employee benefits of the Support Personnel (including the Chief Compliance Officer of the Company), rent and utilities related to the Company, travel and entertainment expenses and any other operating expense not directly related to the Company. The Company will pay all expenses related directly to its operations including but not limited to sales commissions to registered personnel, licensing, examination fees, continuing education costs, audit fees, legal fees and any expense to an outside vendor with which the Company has contracted directly.

Commission paid to an officer of the Company amounted to $36,225 for the year ended December 31, 2016. The Company has an amount due to an affiliate of $5,610 at December 31, 2016. No specific terms apply to payments of amounts due to the Affiliate; however such amounts are settled periodically.

See Note 3 with regards to sales commissions received from a related party.

Note 5. FAIR VALUE

The Company accounts for its holdings of Nasdaq Inc. stock at fair value. Fair value, as defined in the *Fair Value Measurement* Topic of the Codification, is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy, as set forth in the *Fair Value Measurement* Topic of the Codification, prioritizes the inputs to valuation techniques used to measure fair value into three broad levels: quoted market prices in active markets for identical assets or liabilities (Level 1); inputs other than quoted market prices that are observable for the asset or liability, either directly or indirectly (Level 2); and unobservable inputs for an asset or liability (Level 3). The Company categorizes the stock held as a Level 1 fair value measurement.

Note 6. INDEMNIFICATIONS

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of any future obligation under these indemnifications to be remote.

COMPUTATION of NET CAPITAL UNDER RULE 15c3-1 of the SECURITIES AND EXCHANGE COMMISSION

Total member's capital	$	56,608
Deduct items not allowable for net capital Non-allowable assets		(20,774)
Haircuts on securities		(5,503)
Net capital	$	30,331
Minimum net capital required – 6 2/3% of aggregate indebtedness (Note 1, below)	$	1,342
Minimum regulatory dollar net capital requirement	$	5,000
Net capital shown above	$	30,331
Minimum net capital requirement		5,000
Excess net capital	$	25,331
Total aggregate indebtedness	$	20,124
Percentage of aggregate indebtedness to net capital		66.35%

Statement Pursuant to Paragraph (d) of Rule 17a-5:

There are no material differences between the computation of net capital and required net capital stated above and Kenmar Securities, LLC's computation of net capital and required net capital from the December 31, 2016 Unaudited Financial and Operational Combined Uniform Single Report (FOCUS II A).

Note 1 – Computation of Aggregate Indebtedness

Total aggregate indebtedness at December 31, 2016 is as follows:

Total liabilities	$	20,124
Less indebtedness adequately collateralized by securities		0
Aggregate indebtedness	$	20,124

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIRMENTS UNDER RULE 15c3-3

Kenmar Securities, LLC does not file information in accordance with Rule 15c3-3 as it is a broker-dealer, which carries no margin accounts and does not handle funds or securities for, or owe money to, customers. Therefore, the Company claims the (k)(2)(i) exemption in relation to Rule 15c3-3.

Kenmar Securities, LLC
Exemption Report

Kenmar Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R 240.17a-5 (d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R 240.15c3-3 under the provisions of 17 C.F.R.15c3-3 (k)(2)(i).

(2) The Company does not handle cash or securities on behalf of customers, and therefore, met the identified exemption provisions in 17 C.F.R 240.15c3-3 (k) throughout the most recent fiscal year without exception.

Kenmar Securities, LLC

I, Robert C. Cox, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: [signature]
Robert C. Cox
Chief Compliance Officer
Dated: February 24, 2017

ARTHUR BELL

TESTED AND TRUSTED

201 International Circle, Suite 400
Hunt Valley, Maryland 21030
www.arthurbellcpas.com

Toll Free: 855.787.0001
Telephone: 410.771.0001
Fax: 410.785.9784

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Kenmar Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Kenmar Securities, LLC (the Company), identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in the paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Arthur F. Bell, Jr. & Associates, L.L.C.

Hunt Valley, Maryland
February 24, 2017

KENMAR ■ OLYMPIA

Member of the GEMS Group

VIA UPS

SEC
Mail Processing
Section
MAR 01 2017
Washington DC
416

February 27, 2017

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

Kenmar Securities, LLC – CRD # 171793

Dear Sir or Madam,

Please find enclosed the one hardcopies of the 2015 audited financials.

If you have any questions, please contact me directly at rcox@kenmarolympia.com

Sincerely,

Robert C. Cox
Chief Compliance Officer
Kenmar Securities, LLC

Kenmar Securities, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2016

Financial Statements and Supporting Schedules
Pursuant to Rule 17a-5 of the Securities and Exchange Commission
For the Year Ended December 31, 2016